Viceroy Exploration Ltd.	News Release #2006.24

TSX: VYE
XVE: AMEX
301 – 700 West Pender Street,
Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

YAMANA’S NEWLY ACQUIRED VICEROY HITS ADDITIONAL HIGHER GRADE
HOLES IN QDD LOWER WEST & MAGDALENA ZONES
AT GUALCAMAYO

Vancouver, British Columbia, November 14, 2006 – As previously announced by Yamana Gold Inc. (“Yamana”) (TSX: YRI; AMEX: AUY; AIM: YAU) on November 13, 2006, Viceroy Exploration Ltd. (“Viceroy” or the “Company”) (TSX: VYE; AMEX: XVE) is pleased to report, pursuant to its ongoing reporting requirements, the results of sixteen (16) diamond drill holes from the current exploration program on the Gualcamayo project in San Juan Province, Argentina. Yamana recently completed the acquisition of Viceroy Exploration Ltd., which owns 100% of the Gualcamayo project.

The drilling included the following:

  Follow-up drill holes in the Quebrada del Diablo (“QDD”) Lower West zone to determine the true width, continuity and extent of this zone;

  In-fill drilling at Magdalena to upgrade Inferred resources to the Measured and Indicated category.

The drilling was extremely successful with several high grade intercepts in the QDD Lower West zone. Furthermore, three of the new drill holes (holes QD-332, QD-333 and QD-347) intercepted a second zone near surface that will likely expand the limits of the current pit design and improve the strip ratio on the west side.

“The drill results continue to confirm our expectations of the upside at the Gualcamayo project,” said Peter Marrone, President and Chief Executive Officer of Yamana. “The mineralized areas are proving to be much wider and more extensive with consistently higher grades giving us the potential for a larger open pit. We have committed about US$12 million to an exploration program at Gualcamayo next year which will include driving an adit to provide better access for definition drilling of the deeper zone. We are very optimistic that the future results will continue to confirm the high potential of this mineral-rich area of Argentina.”

“As we continue our exploration efforts at Gualcamayo with Yamana’s strong support of the project we look forward to outlining further areas of mineralization that we think will result in an ore body significantly larger than what we have today,” said Patrick Downey, President and CEO of Viceroy Exploration Ltd.

Highlights of drill results include (all lengths are core length):

QDD Lower West

Hole QD-313: 90.85m @ 1.65 g/t Au from 86.10 to 176.95 m, incl. 27.56m @ 3.68 g/t Au from 90.04 to 117.60m;

Hole QD-330: 171.30m @ 1.60 g/t Au from 245.60 to 416.90 m, incl. 52.25m @ 3.13 g/t Au from 273.60 to 325.85m;

Hole QD-332:49.60m @ 3.86 g/t Au from 37.30 to 86.90 m, incl. 6.25m @ 25.62 g/t Au from 76.75 to 83.00m;

Hole QD-343: 188.50m @ 2.24 g/t Au from 194.30 to 382.80 m, incl. 41.77m @ 5.14 g/t Au from 281.83 to 323.60m;

Hole QD-347: 61.97m @ 2.06 g/t Au from 143.51 to 205.48 m, incl. 41.80m @ 2.81 g/t Au from 161.50 to 203.30m;

Hole QD-358: 142.99m @ 0.90 g/t Au from 260.87 to 403.86 m, incl. 44.24m @ 1.44 g/t Au from 316.50 to 360.74 m and 7.87m @ 3.52 g/t Au from 262.73 to 270.60m; and

Hole QD-302 (deepened): 61.22m @ 3.26 g/t Au from 308.15 to 369.37m, incl. 40.10m @ 4.06 g/t Au from 321.40 to 361.50m.

Magdalena

Hole QD-364: 43.30m @ 3.55 g/t Au from 68.00 to 111.80 m, incl. 25.96m @ 4.61 g/t Au from 78.74 to 104.70 m and 2.55m @ 11.91 g/t Au over 2.55 m from 109.25 to 111.80m;

Hole QD-365: 63.86m @ 2.03 g/t Au from 53.94 to 117.80 m, incl. 8.45m @ 7.63 g/t Au from 63.70 to 72.15m; and

Hole QD-352, which intersected 15.33 m @ 7.06 g/t Au from 11.20 to 26.53 m, incl. 13.66 g/t Au @ 5.65 m from 13.15 to 18.80 m.

The following is a brief explanation of the drilling results for each area:

QDD Lower West

The drilling in this zone was designed to test the true width, down dip extension and strike of this zone which was originally discovered by hole QD-309. This hole returned 129.7m @ 2.62 g/t Au including 99.87m @ 3.23 g/t Au (see Viceroy News Release #2006.15, dated July 11, 2006).

The recent results now indicate that the zone in the area of hole QD-309 has a true thickness of more than 100m and extends down dip more than 140m. Drilling has confirmed that this zone extends more than 400m along strike. Further definition drilling will be required to determine the zone’s ultimate strike length, thickness and down dip extent. Within the QD-309 area, the zone contains a higher grade core of >3.0 g/t Au with a true thickness of more than 100 m and down dip continuity of more than 75m.

Hole QD-358 indicates that the zone continues to the west. The Company plans additional holes above and below hole QD-358 to determine whether the same high grade core continues in this direction.

As a follow up to the Lower West zone, the Company plans to develop an exploration adit to determine the down dip extension of the zone and to find out if this is part of the higher grade “feeder” system linked to the QDD fault zone some 500m to the southeast.

This adit will also be used to provide drill platforms so that sufficient drilling can be completed to bring this Inferred resource to the Measured and Indicated category.

In addition, the recent drilling intersected significant ore grade mineralization closer to surface than previously interpreted. This could modify the existing pit design and reduce the strip ratio in this area.

Magdalena

The recently published resource estimate (see Viceroy News Release #2006.20, dated September 6, 2006) had the entire Magdalena zone in the Inferred category due to the previous wide spaced drilling. This most recent drilling was designed to test the geological model and to increase the confidence in the resource estimate.

Significant results from three holes drilled at Magdalena show that not only is the overall model generally correct, but that there is a very significant zone of high grade mineralization which is more continuous than previously thought. This could have a significant impact on the contained ounces and potential project economics. Drilling is continuing to better define this resource and upgrade it to the indicated category.

Quality Control

Exploration on the Gualcamayo project is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. All samples were collected in accordance with industry standards. Samples were submitted to Alex Stewart Assayers Argentina, S.A., in Mendoza, Argentina, an ISO 9001:2000 certified lab, for fire assay and ICP analysis. Check assays were submitted to ALS Chemex, an ISO-9001:2000 certified lab, in their Santiago, Chile facility. Accuracy and precision of results are tested through the systematic inclusion of standards, blanks and check assays.

About Viceroy Exploration Ltd.

On August 16, 2006, Yamana and the Company entered into an agreement pursuant to which Yamana agreed to make a take-over bid to acquire all of the outstanding common shares of Viceroy in exchange for Yamana common shares at the price of 0.97 Yamana common shares for each Viceroy common share. Yamana’s offer has now expired. Since the offer was accepted by holders of more then 90% of the Viceroy common shares, Yamana has commenced the compulsory acquisition of the remaining Viceroy common shares not already owned by Yamana at the same price of 0.97 Yamana common shares for each Viceroy common share. Viceroy Exploration Ltd. continues as a public company pending completion of the customary compulsory acquisition process which follows the successful takeover bid of Viceroy by Yamana. For more information on the Company and it’s current exploration progress, visit Viceroy’s website at www.viceroyexploration.com, call 604-669-4777, or email info@viceroyexploration.com.

About Yamana Gold Inc.

Yamana is a Canadian gold producer with significant gold production, gold and copper gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana expects to produce gold at intermediate company production levels in 2006 in addition to significant copper production by 2007. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in Latin America.

For more information on Yamana and its current exploration progress, visit Yamana’s website at www.yamana.com, call 416 815-0220, or email investor@yamana.com.

For further information:

Yamana Gold Inc.	Viceroy Exploration Ltd.

Peter Marrone	Patrick Downey
President and Chief Executive Officer	President and Chief Executive Officer
416 815-0220	604 669-4777

Leslie Powers
Director Investor & Public Relations
416 815-0220

TSX does not accept responsibility for the adequacy or accuracy of this release, which has been prepared by management.

Forward Looking Statements

Certain statements included in this news release, other than statements of historical fact, constitute “forward-looking statements”, including, without limitation, anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; and the Company’s future operating or financial performance and future share prices. The words "expect", "will", “intend”, “estimate” and similar expressions identify forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include fluctuations in gold and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of properties; the need to obtain additional financing to develop properties; the possibility of delay in exploration or development programs and uncertainty of meeting anticipated program milestones; as well as other risks and uncertainties more fully described in the Company’s Annual Information Form and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission.

Table 1: Summary of Significant New Diamond Drilling Results, QDD and Magdalena
Hole #	Type/Area	Azimuth (O )	Dip (O )	Total Length (meters)	From (meters)	To (meters)	Interval(1) (meters)	Au (g/t)
QD-313	QDD West	207	-18	252.05	17.60	19.30	1.70	0.65
					57.90	62.05	4.15	0.65
					86.10	176.95	90.85	1.65
Incl.					90.04	117.60	27.56	3.68
Incl.					146.05	157.75	11.70	2.05
QD-330	QDD West	225	-35	427.05	15.15	27.80	12.65	1.40
					92.15	94.10	1.95	0.59

Table 1: Summary of Significant New Diamond Drilling Results, QDD and Magdalena
Hole #	Type/Area	Azimuth (O )	Dip (O )	Total Length (meters)	From (meters)	To (meters)	Interval(1) (meters)	Au (g/t)
QD-330 cont.					146.17	152.30	6.13	0.89
					172.30	176.30	4.00	0.42
					245.60	416.90	171.30	1.60
Incl.					273.60	325.85	52.25	3.13
QD-331	QDD West	182	-43	381.65	87.13	119.17	32.04	2.10
Incl.					87.10	105.85	18.75	3.40
					126.55	137.16	10.61	0.51
					165.20	172.53	7.33	0.74
					206.85	208.57	1.72	2.53
					237.53	242.15	4.62	0.41
					256.77	303.57	46.80	0.51
QD-332	QDD West	214	-35	399.1	37.30	86.90	49.60	3.86
Incl.					68.55	86.90	18.35	9.49
Incl.					76.75	83.00	6.25	25.62
					130.00	135.85	5.85	1.02
					251.30	260.00	8.70	0.47
					271.80	292.10	20.30	0.54
QD-333	QDD West	195.0	-45	287.25	3.24	7.04	3.80	0.77
					49.83	75.27	25.44	1.61
					93.70	95.20	1.50	1.01
					186.18	196.56	10.38	1.97
					211.71	215.89	4.18	0.47
					230.78	238.70	7.92	3.41
					248.00	254.32	6.32	1.95
QD-334	QDD West	199.0	-34	300.25	0.00	28.35	28.35	0.55
					102.70	104.75	2.05	0.42
					163.35	171.25	7.90	0.69
					182.30	187.06	4.76	0.42
QD-339	QDD West	209.0	-40	403.55	44.00	70.00	26.00	0.80
					86.40	90.10	3.70	0.67

Table 1: Summary of Significant New Diamond Drilling Results, QDD and Magdalena
Hole #	Type/Area	Azimuth (O )	Dip (O )	Total Length (meters)	From (meters)	To (meters)	Interval(1) (meters)	Au (g/t)
QD-339 cont.					138.00	140.00	2.00	0.52
					230.10	240.10	10.00	0.63
					248.10	250.37	2.27	1.52
					260.40	310.13	49.73	1.99
QD-343	QDD West	196	-27	446.6	15.10	17.00	1.90	3.92
					22.70	24.30	1.60	5.44
					55.16	64.30	9.14	0.39
					72.75	74.80	2.05	1.19
					194.30	382.80	188.50	2.24
Incl.					281.83	323.60	41.77	5.14
QD-347	QDD West	196.0	-50	237.00	5.30	11.75	6.45	1.16
					22.10	74.08	51.98	1.18
Incl.					57.82	74.08	16.26	2.44
					120.50	126.60	6.10	1.39
					143.51	205.48	61.97	2.06
Oncl.					161.50	203.30	41.80	2.81
QD-358	QDD West	240	-37	442.70	16.20	24.48	8.28	0.68
					260.87	403.86	142.99	0.90
Incl.					262.73	270.60	7.87	3.52
Incl.					316.50	360.74	44.24	1.44
QD-352	Magdalena	233	-1	76.10	11.20	26.53	15.33	7.06
Incl.					13.15	18.80	5.65	13.66
QD-361	Magdalena	278	-1	84.80				NSV
QD-364	Magdalena	209.00	-86	200.05	34.88	35.60	0.72	15.51
					51.58	53.70	2.12	3.22
					68.00	111.80	43.80	3.55
Incl.					78.74	104.70	25.96	4.61
Incl.					109.25	111.80	2.55	11.91
					126.30	128.99	2.69	1.08
					153.50	180.20	26.70	0.81
Incl.					163.30	167.16	3.86	2.03

Table 1: Summary of Significant New Diamond Drilling Results, QDD and Magdalena
Hole #	Type/Area	Azimuth (O )	Dip (O )	Total Length (meters)	From (meters)	To (meters)	Interval(1) (meters)	Au (g/t)
QD-365	Magdalena	242.00	-19	242.65	53.94	117.80	63.86	2.03
Incl.					63.70	72.15	8.45	7.63
Incl.					97.98	104.80	6.82	3.53
					149.33	198.20	48.87	0.67
Incl.					179.70	191.80	12.10	1.25
QD-368	Magdalena	261.00	-55	179.00	20.55	35.7	15.15	2.39
Incl.					30.48	33.7	3.22	5.04
					126.2	140	13.80	0.79
Incl.					126.2	131	4.80	1.69
QD-302*	QDD West	195	-10	Re-entry 298 m to 419.60 m	308.15	369.37	61.22	3.26

Incl.					321.40	361.50	40.10	4.06

(1) true width has yet to be determined
* this hole was re-entered to extend the hole which did not hit significant mineralization when first drilled
(see News Release #2006.15, dated July 11, 2006)

Figure 1: Plan Map of Quebrada del Diablo (QDD) showing the location of the new drill holes (highlighted) and the outline of the 2006 resource.

Figure 2: Plan map showing new drilling in the Magdalena target area and outline of the 2004 Resource that is being upgraded in the current program.